Exhibit 99.1
LJ INTERNATIONAL INC.’S ENZO DIVISION RESUMES EXPANSION WITH OPENING OF SIX STORES
HONG KONG, May 10, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that its ENZO retail division has opened six new stores within the past two weeks. The ENZO retail chain now totals 101 stores. Eight additional ENZO stores are scheduled to open by the end of May 2010, bringing the total store count to 109.
All of the recent and scheduled openings are in cities of the People’s Republic of China. Cities and provinces of the new store locations are listed by period of opening:
Stores (4) Opened During Last Week of April, 2010:
•	Xuzhou, Jiangsu Province

•	Zhangjiajie, Jiangsu Province

•	Shanghai (2 stores)
Stores (2) Opened on May 1, 2010:
•	ShaoXing, Zhejiang Province

•	Qingdao, Shandong Province
Stores (8) to be Opened by May 31, 2010:
•	Xi’an, ShanXi Province

•	Zhengzhou, Henan Province

•	Nanjing, Jiangsu Province

•	Wuxi, Jiangsu Province

•	Nanchang, Jiangxi Province

•	Shanghai

•	Shenyang, Liaoning Province

•	Chengdu, Sichuan Province
With recent and upcoming openings, ENZO has resumed its expansion after an approximately two-year period of store consolidation, brand-building and efficiency improvements. As previously announced, ENZO’s parent company, LJ International Inc., has set a target of opening approximately 100 new ENZO stores by year-end, 2011. At that time, the retail chain’s total count will be approximately 200 stores. Given ENZO’s China-based clientele, all stores will be launched in the Company’s current market area of China, Hong Kong and Macau.
CEO Declares Start of “New Growth Phase”
“Today’s announcement marks the beginning of major new growth phase for ENZO,” said Yu Chuan Yih, Chairman and CEO of LJ International Inc. “Over the past two years, ENZO has produced impressive results with existing stores. Streamlined efficiencies and tactical management have ensured ENZO stores run profitably. Results include consistent revenue growth of more than 30% and comparable-store growth well into the double-digits. Now ENZO will be utilizing these proven and highly-effective retailing methods to deploy an ongoing planned store rollout. It is particularly worth noting that ENZO’s expansion is geographically broad. We are not simply adding more stores in China’s largest cities, but aggressively seeking new consumers in second-tier cities where population growth is significant and where our target market of the affluent middle-class is strongly emerging.”
ENZO’s Market Reach Detailed
The recent and scheduled store openings will give ENZO a presence in 34 cities and 18 provinces of the People Republic of China, plus Hong Kong and Macau. Cities with the largest store count will be Shanghai (20) and Beijing (12). ENZO stores are sited in several of China’s largest upscale malls, including Parkson Shopping Center (Shanghai), Intime Lotte Department Store (Tianjin), and Wangfujing Department Store (Beijing). New locations were chosen to provide convenient access and attractive shopping destinations for newly-affluent consumers (growing middle-class) who make up ENZO’s primary target market.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements:
This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding ENZO stores expansion plan. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following: the current global financial crisis and economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China and worldwide; the impact of competition and pricing; market price of key raw materials; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of attractive store locations; our ability to develop new merchandise; and our ability to hire, train and retain associates. The risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com